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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation (“Kiska” or the “Company”)

Suite 575, 510 Burrard Street

Vancouver, BC

V6C 3A8

2.

Date of Material Change

March 3, 2011

3.

News Release

A news release disclosing the material changes was issued through Canada Newswire in Vancouver, British Columbia, on March 3, 2011 and filed on SEDAR.

4.

Summary of Material Change

The Company announced it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including: National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Inc. (the “Underwriters”), under which the Underwriters have agreed to buy from Kiska, on a bought deal basis, 13,100,000 units (the “Units”) of the Company at a price of $1.15 per Unit, for gross proceeds of $15,065,000 (the “Offering”).  The Units are to comprise of one common share and one half of a common share purchase warrant, with each whole warrant exercisable for one common share at a price of $1.60 for a period of 24 months from closing of the Offering.

5.1

Full Description of Material Change

The Company announced it has entered into an agreement with the Underwriters, under which the Underwriters have agreed to buy from Kiska, on a bought deal basis, 13,100,000 Units of the Company at a price of $1.15 per Unit, for gross proceeds of $15,065,000. The Units are to comprise of one common share and one half of a common share purchase warrant, with each whole warrant exercisable for one common share at a price of $1.60 for a period of 24 months from closing of the Offering.

The Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering, at the issue price per Unit.  The Company expects to file a short form prospectus with the securities regulatory authorities to qualify the Units for distribution.

The net proceeds are intended to be used further advance exploration on targets within the Whistler Project in Alaska, and for general corporate purposes.  Closing of the Offering is expected to occur on or about March 23, 2011.

The Offering is being made in all provinces of Canada other than Quebec, and is subject to the approval of regulatory authorities.  The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of March, 2011.